[COMPANY LETTERHEAD]

January 18, 2008

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Krebs

Re:	Syniverse Holdings, Inc.
Definitive Schedule 14A filed April 9, 2007
File No. 1-32432

Ladies and Gentlemen:

On behalf of Syniverse Holdings, Inc. (the “Company”) and in response to the letter (the “Comment Letter”) dated January 2, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Tony G. Holcombe, the Company’s Chief Executive Officer, please find below the Company’s responses to the Comment Letter.

The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.

Proposal 1 Election of Directors, page 3

Compensation Discussion and Analysis, page 12

Executive Compensation Plan, page 14

1.	We have considered your response to comments two and seven in our letter dated August 21, 2007 regarding compensation under your Long-Term Equity Incentive Plan. Please discuss what factors the compensation committee and chief executive officer considered and how their consideration of those factors resulted in the amount and form of compensation awarded to each named executive officer under the Long-Term Equity Incentive Plan.

Response: In response to the Staff’s comment, the Company proposes to include disclosure similar to the following in future filings.

The Compensation Committee believes that long-term equity compensation performs an essential role in retaining executives and providing them long-term incentives to maximize shareholder value. The Company’s 2006 Long-Term Equity Incentive Plan provides, among other

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things, that stock options and restricted stock awards may be granted to the CEO, executive officers, and other key associates who contribute to the long-term success of the Company. Long-term incentive compensation for 2006 was delivered in the form of non-qualified stock options and restricted stock grants and will also be delivered in this form in 2007. The Compensation Committee approves all long term incentive awards. During 2006, the Compensation Committee approved awards of options, which vest ratably over three years, to purchase 270,000 shares of the Company’s common stock and 725,000 shares of restricted stock, which vest ratably over five years.

During 2006, the CEO recommended two alternative proposals for equity awards, based on management levels, for executives and employees other than himself and the allocation between the form of awards (i.e. options and restricted stock) to the Compensation Committee. The CEO’s recommendation was based on:

•	survey and market data for comparable positions in comparable companies;

•	the estimated grant date value of options and restricted shares;

•	the intended grant frequency of the restricted stock portion;

•	the performance of the Company;

•	internal equity among the executive positions;

•	accounting costs;

•	impact on annual grant rate and equity overhang; and

•	the impact on shares available for grant under the equity plan.

The CEO formulated, based on the factors described above, two alternative proposals for a five (5) year award program under the Long-Term Equity Incentive Plan. These proposals delineated the amount of

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long-term awards based upon a person’s position in the Company (e.g. vice president, executive vice president, etc.) and did not take into account individual performance. The Compensation Committee evaluated the CEO’s proposals in light of the factors described above and data and analysis compiled by the Company and reviewed by outside consultants. Based on this evaluation the Compensation Committee approved the proposal, as modified by the Compensation Committee, that they determined appropriately addressed the goals of retaining executives and providing them long-term incentives to maximize shareholder value.

With respect to long-term equity awards to the CEO, the Compensation Committee, without the CEO’s participation, considered analysis prepared by the Company and reviewed by outside consultants, survey and market data for comparable positions, that the award would be part of a five (5) year program, and the factors described above. Based on this information, the Compensation Committee made its determination of the appropriate long-term equity incentive award for the CEO.

During 2006, Mr. Holcombe was granted 100,000 shares of restricted stock and 100,000 options. Mr. Lawless, Ms. White and Mr. Wilcox were granted 40,000 shares of restricted stock and 40,000 options. Mr. Henegouwen was granted 25,000 restricted shares and no options. See “Executive Compensation Tables—Grants of Plan-Based Awards Table” for more information on individual awards to NEOs.

With respect to Comment No. 2 in the Staff’s letter dated August 21, 2007 as it relates to the long-term equity incentive component of compensation, the Company proposes to further clarify that, while the Compensation Committee reviews each individual element of compensation and considers the enumerated factors in analyzing aggregate compensation, individual performance or other factors related to specific individuals are not taken into account in determining awards under the long-term equity incentive plan.

2.	We have considered your response to comments three and seven in our letter dated August 21, 2007 regarding the benchmarking of compensation. Where you benchmark an element of compensation, please disclose for each named executive officer the actual compensation paid as a percentile of the peer group data and, where the actual percentile differs from the target, explain why.

Response: In response to the Staff’s comment, the Company proposes to include disclosure similar to the following in future filings.

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The Compensation Committee generally seeks to target base salaries for executive officers between the 50th and 75th percentile of the market data considered by the Company, taking into account the nature of the position, the responsibilities, skills and experience of the officer and his or her performance. Based on guidance from Mercer, the Compensation Committee considers compensation to be competitive and aligned with the Company’s pay strategy if it falls within +/- 20% of the targeted positioning (i.e., if the “Market Position Relative to the 50th Percentile” is between 80% and 120% of the 50th percentile). Furthermore, the Compensation Committee considers the targeted positioning in aggregate for the group of NEOs. This allows the Compensation Committee necessary flexibility to make pay decisions reflecting factors beyond market data while adhering to the overall pay strategy.

During 2006, the Compensation Committee reviewed the base salary of the NEOs against benchmark data. Four of the five NEO’s have a base salary aligned (based on the standard described above) with the target positioning between the 50th and 75th percentile of the benchmark data provided by Mercer, which was comprised of a blend of published compensation survey data and peer group data. The published survey data for U.S. positions was obtained from various compensation surveys, including Mercer’s Americas Executive Remuneration Database (AERD), Watson Wyatt’s Report on Top Management’s Compensation and Radford’s executive compensation survey data base. The following table sets forth the base salary level of each NEO as a percentage of the 50th and 75th percentile of the benchmarkdata.

NEO	Market Position Relative to 50th Percentile	Market Position Relative to 75th Percentile
Tony Holcombe	98%	82%
Raymond Lawless	112%	99%
Nancy White	106%	85%
Paul Wilcox	91%	82%
Eugene Henegouwen	139%	123%

In evaluating the base salary level of Mr. Henegouwen, Executive Vice President and Managing Director for Europe, Middle East and Africa, his position was benchmarked against a blend of U.S. and international pay data. The U.S. pay data for this position was obtained

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from the custom compensation peer group and the international pay data was obtained from Mercer’s Netherlands Total Remuneration Survey (TRS). The Compensation Committee also considered the strategic importance of the international market to the Company, the desire to maintain stability in this key overseas leadership position, the breadth and depth of the individual’s relevant experience, and the highly competitive global labor market for an individual with these skills and abilities. The Committee also took into consideration that Mr. Henegouwen is stationed overseas. Based on these factors, the Committee determined a base salary in excess of the 75th percentile of the benchmark data was appropriate.

With respect to the compensation under the Company’s Long-Term Equity Incentive Plan, the Company’s proposes to include disclosure similar to the following in future filings:

During 2006, the Compensation Committee used benchmark data to evaluate the long-term incentive awards for the NEO’s. Similar to its evaluation of base salary, the Compensation Committee considers long-term equity compensation to be competitive and aligned with the Company’s pay strategy if it falls within +/- 20% of the targeted positioning (i.e., if the “Market Position Relative to the 50th Percentile” is between 80% and 120% of the 50th percentile).

Based on competitive market data provided by Mercer, the annualized grant value of 2006 equity awards were positioned between the 50th and 75th percentiles for the NEOs receiving both restricted stock and options, and below the 25th percentile for the NEOs receiving restricted shares only. The following table sets forth the annualized grant date value of the 2006 equity awards to each NEO as a percentage of the 50th and 75th percentile of the market data used to benchmark long-term equity compensation.

NEO	Market Position Relative to 50th Percentile	Market Position Relative to 75th Percentile
Tony Holcombe	94%	51%
Raymond Lawless	138%	75%
Nancy White	147%	100%
Paul Wilcox	142%	83%
Eugene Henegouwen	33%	22%

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The long-term equity compensation awarded to Mr. Henegouwen was significantly lower than the benchmark data because, at the time the long-term equity awards were granted, Mr. Henegouwen served at the vice president level where as the benchmark data is composed with reference to awards at the executive vice president level.

3.	We have considered your response to comment four in our letter dated August 21, 2007 regarding compensation under your annual incentive plan. Please ensure that you disclose, for each named executive officer, the percentage of the executive’s base salary that is payable upon reaching the specified company performance threshold levels and targets. If applicable, discuss whether there are maximum payouts for exceeding company performance targets. Explain how you applied the formulas to the performance results achieved to arrive at the amount of annual incentive bonuses awarded to each executive officer.

Response: In response to the Staff’s comment, the Company proposes to include disclosure similar to the following in future filings.

Awards under the annual incentive plan are significantly conditioned upon two corporate financial measures. Eighty percent of each NEO’s annual incentive plan compensation is based upon the Company achieving both net revenue and adjusted EBITDA performance targets. The remaining twenty percent is based upon the NEO achieving individual strategic objectives. However, the plan prohibits any annual incentive award for achievement of individual goals if the corporate financial threshold performance levels are not achieved. The Company’s net revenue goal for 2006 was $335 million and its adjusted EBITDA goal was $140 million. The annual incentive plan allows for bonus payments if the Company achieved 98.5% of the net revenue goal and 96.5% of the adjusted EBITDA goal. For purposes of determining whether these targets have been achieved, the net revenue target is calculated in accordance with GAAP, and the adjusted EBITDA target is calculated by adding the following to net income (loss): net interest expense, provision for income taxes, depreciation, amortization, restructuring charges, loss on extinguishment of debt, headquarters facilities move expenses, the transition expenses of integrating the IOS North America business, loss from disposal of assets, SFAS 123R non-cash compensation, data processing contract termination fee, litigation settlement and less non-operating gains.

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The table below sets forth the percentage of each NEOs base salary payable upon the Company achieving the financial performance goals described above and assuming a full award for the portion based on individual strategic objectives.

	Theshold	Target	Maximum
Performance Range ($ Millions)
Net Revenue	$330	$335	$340
Adjusted EBITDA	$135	$140	$145

Payout Range (% of Base Salary)
Tony Holcombe	45.0%	60.0%	100.0%
Raymond Lawless	37.5%	50.0%	62.5%
Nancy White	48.75%	65.0%	100.0%
Paul Wilcox	37.5%	50.0%	62.5%
Eugene Henegouwen	37.5%	50.0%	62.5%

The Company did not achieve the net revenue and adjusted EBITDA thresholds for the 2006 fiscal year and, as a result, no annual incentive plan awards were paid to any NEO.

* * * *

In connection with responding to the Comment Letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at 813-637-5432.

Sincerely,

/s/ Robert F. Garcia, Jr.
Robert F. Garcia, Jr.
General Counsel

cc:	Tony G. Holcombe, Chief Executive Counsel
Paul Zier, Esq. (Kirkland & Ellis LLP)